AG Mortgage Investment Trust, Inc.
245 Park Avenue, 26th Floor
New York, New York 10167

April 5, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Stacie Gorman

Re:	Acceleration Request of AG Mortgage Investment Trust, Inc.

Registration Statement on Form S-3 (File No. 333-278243) CIK No. 0001514281

Dear Ms. Gorman:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, AG Mortgage Investment Trust, Inc., a Maryland corporation, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern time, on April 9, 2024, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hunton Andrews Kurth LLP, by telephoning Kate Saltz at (804) 788-8642.

Thank you for your attention to this matter.

Very truly yours,

AG MORTGAGE INVESTMENT TRUST, INC.

By:	/s/ Jenny B. Neslin
Jenny B. Neslin
General Counsel and Secretary